Exhibit (a)(1)(BBB)

Execution Version

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of June 7, 2013 (this “Agreement”), is entered into by and among ECHO PHARMA ACQUISITION LIMITED, a private company incorporated under the laws of Ireland (the “Buyer”), and The Colbent Corporation, as Rights Agent (the “Rights Agent”) and as initial CVR Registrar (as defined herein).

Recitals

WHEREAS, on May 23, 2013, the Buyer made the increased offer to acquire Elan Stock (as defined in the Offer Document hereinafter described) pursuant to an offer document dated May 23, 2013 (as such document may be amended in connection with the Further Increased Offer referred to below, the “Offer Document”);

WHEREAS, the Buyer has issued on June 7, 2013 an announcement of a firm intention to make a further increased offer (the “Further Increased Offer”) ;

WHEREAS, the consideration to be paid for Elan Stock (as defined in the Offer Document) in the Further Increased Offer includes a contingent value right (each, a “CVR” and collectively, the “CVRs”) as hereinafter described;

WHEREAS, each Holder (as hereinafter defined) who validly tenders in acceptance of the Further Increased Offer (and has not withdrawn such acceptance) will receive $13.00 in cash and one CVR for each share of Elan Stock (as defined in the Offer Document) tendered and accepted for payment; and

WHEREAS, the parties have done all things necessary to make the CVRs, when issued pursuant to the Offer Document and hereunder, the valid obligations of the Buyer and to make this Agreement a valid and binding agreement of the Buyer, in accordance with its terms.

NOW, THEREFORE, for and in consideration of the promises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions.  (a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(ii) all accounting terms used herein and not expressly defined herein shall have the meanings assigned to such terms in accordance with U.S. generally accepted accounting principles (“GAAP”), as in effect on the date hereof;

(iii) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iv) words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa; and

(v) all references to “including” shall be deemed to mean including without limitation.

(b) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Offer Document.

(c) The following terms shall have the meanings ascribed to them as follows:

“2015 Sales Target” means worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of this Agreement and ending on or before December 31, 2015, as reported in the Biogen Reports, greater than or equal to $2,600,000,000.

“2017 Sales Target” means worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of this Agreement and ending on or before December 31, 2017, as reported in the Biogen Reports, greater than or equal to $3,100,000,000.

 “Agreement” has the meaning set forth in the preamble.

“Asset Purchase Agreement” means the Asset Purchase Agreement by and among Elan Pharma International Limited, Elan Pharmaceuticals, Inc. and Biogen Idec International Holding Ltd. dated as of February 5, 2013.

“Biogen Idec” means Biogen Idec, Inc.

“Biogen Report” means a report produced by Biogen Idec International Holding Ltd. pursuant to Section 4.5(ii) of the Asset Purchase Agreement.

 “Board of Directors” means the board of directors of the Buyer.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Buyer to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York or Dublin, Ireland are authorized or obligated by law or executive order to remain closed.

“Buyer” has the meaning set forth in the preamble.

“Calendar Quarter” has the meaning specified in the Asset Purchase Agreement.

“CVR” has the meaning set forth in the recitals.

“CVR Payment Amount” means (i) with respect to the First CVR Payment Event, an amount equal to US$1.00 per CVR; (ii) with respect to the Second CVR Payment Event, an amount equal to US$0.75 per CVR; and (iii) with respect to the Third CVR Payment Event, an amount equal to US$0.75 per CVR.  Each CVR Payment Amount shall be payable in cash.  For clarity, if the Third CVR Payment Event occurs before the end of the Calendar Quarter ending December 31, 2015, CVR holders will be entitled to receive the CVR Payment Amounts relating to both the Second CVR Payment Event and the Third CVR Payment Event.

 “CVR Payment Date” means the date that a CVR Payment Amount is paid by the Buyer to the Holders, which date shall be established pursuant to Section 2.04.

“CVR Payment Event” means any of the First CVR Payment Event, the Second CVR Payment Event or the Third CVR Payment Event.

“CVR Payment Event Certificate” means each of the First CVR Payment Event Certificate, the Second CVR Payment Event Certificate and the Third CVR Payment Event Certificate.

“CVR Payment Failure Certificate” has the meaning set forth in Section 2.04(f).

“CVR Register” has the meaning set forth in Section 2.03.

“CVR Registrar” has the meaning set forth in Section 2.03.

 “Exchange Act” means the Securities Exchange Act of 1934.

“FDA” means the United States Food and Drug Administration.

“FDA Approval” means approval by the FDA, on or prior to December 31, 2017, of the addition of the following language, or substantively identical language, to the “Indications and Usage” section of the Tysabri “Prescribing Information” (otherwise known as the “label”): to slow or delay “the accumulation of disability not related to relapses in subjects with secondary progressive multiple sclerosis (SPMS)”.

“FDA Approval Certificate” has the meaning set forth in Section 2.04(a).

 “First CVR Payment Event” means the receipt of FDA Approval.

“First CVR Payment Event Certificate” has the meaning set forth in Section 2.04(b).

“Further Increased Offer” has the meaning set forth in the recitals.

 “Holder” means a Person in whose name a CVR is registered in the CVR Register.

 “Net Sales” has the meaning specified in the Asset Purchase Agreement.

 “Offer Document” has the meaning set forth in the recitals.

 “Officer’s Certificate” means a certificate signed by the chief executive officer, chairman, chief financial officer, the controller, the treasurer or the company secretary, in each case of the Buyer, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Outside Date” means (i) with respect to the First CVR Payment Event, December 31, 2017; (ii) with respect to the Second CVR Payment Event, 30 days after the delivery of the Biogen Report with respect to the Calendar Quarter ended December 31, 2015; and (iii) with respect to the Third CVR Payment Event, 30 days after delivery of the Biogen Report with respect to the Calendar Quarter ended December 31, 2017.

“Outside Date Notice of Objection” has the meaning set forth in Section 2.04(h).

“Outside Date Objection Period” has the meaning set forth in Section 2.04(h).

“Payment Event Notice of Objection” has the meaning set forth in Section 2.04(j).

“Permitted Transfer” means: (i) the transfer of a CVR on death, by will or intestacy of the Holder (or any beneficial owner of the share of Elan Stock in respect of which such CVR was issued pursuant to the Offer) or any Permitted Transferee thereof; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the transferor (or any beneficial owner of the Elan Stock in respect of which such CVR was issued pursuant to the Offer) or any Permitted Transferee thereof; (iii) transfers made pursuant to a court order; (iv) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (v) as provided in Section 2.06.

“Permitted Transferee” means any transferee of a CVR pursuant to a Permitted Transfer.

 “Person” means any individual, firm, limited liability company, partnership, trust or other entity, and shall include any successor (by merger or otherwise) thereof or thereto.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“RPI Entity” has the meaning set forth in Section 6.01(c).

“Sales Target Certificate” has the meaning set forth in Section 2.04(b).

“Second CVR Payment Event Certificate” has the meaning set forth in Section 2.04(c).

“Second CVR Payment Event” means the achievement of the 2015 Sales Target.

 “Securities Act” means the Securities Act of 1933.

“Surviving Person” has the meaning set forth in Section 6.01.

 “Third CVR Payment Event” means the achievement of the 2017 Sales Target.

“Third CVR Payment Event Certificate” has the meaning set forth in Section 2.04(d).

ARTICLE 2
CONTINGENT VALUE RIGHTS

Section 2.01. Issuance of CVRs; Appointment of Rights Agent.  (a) The CVRs shall be issued pursuant to the Further Increased Offer at the time and in the manner set forth in the Offer Document.

(b) The Buyer hereby appoints The Colbent Corporation as the Rights Agent to act as the rights agent for the Buyer in accordance with the terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.02. Non-transferable.  The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

Section 2.03. No Certificate; Registration; Registration of Transfer; Change of Address.  (a) The CVRs shall not be evidenced by a certificate or other instrument.

(a) The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs. The Rights Agent is hereby initially appointed the registrar (the “CVR Registrar”) for the purpose of registering CVRs and transfers of CVRs as herein provided.

(b) Subject to the restriction on transferability set forth in Section 2.02, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the CVR Registrar, properly completed and duly executed by the Holder thereof, his attorney duly authorized in writing, his personal representative or his survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the CVR Registrar shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of the Buyer, evidencing the same right, and shall entitle the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio. Any transfer or assignment of the CVRs shall be without charge (other than the cost of any transfer tax) to the Holder.

(c) A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the CVR Registrar shall promptly record the change of address in the CVR Register.

Section 2.04. Payment Procedures.  (a)  Promptly following the receipt of FDA Approval, but in no event later than fifteen (15) Business Days after such approval, the Buyer shall deliver to the Rights Agent a certificate (the “FDA Approval Certificate”), certifying the FDA Approval.

(b) Simultaneously with the delivery of the FDA Approval Certificate, the Buyer shall deliver to the Rights Agent a certificate (the “First CVR Payment Event Certificate”) certifying that (x) the First CVR Payment Event has occurred and (y) the Holders are entitled to receive the applicable CVR Payment Amount, and setting forth the CVR Payment Date.

(c) If the 2015 Sales Target is achieved, then no later than fifteen (15) Business Days after the receipt of the Biogen Report that reflects such achievement, the Buyer shall deliver to the Rights Agent a certificate (the “Second CVR Payment Event Certificate”) (i) certifying that (x) a Second CVR Payment Event has occurred and (y) the Holders are entitled to receive the applicable CVR Payment Amount and (ii) setting forth the applicable CVR Payment Date.  After the first occurrence of the Second CVR Payment Event, the Holders shall have no future rights to payment with respect to the Second CVR Payment Event.

(d) If the 2017 Sales Target is achieved, then no later than fifteen (15) Business Days after the receipt of the Biogen Report that reflects such achievement, the Buyer shall deliver to the Rights Agent a certificate (the “Third CVR Payment Event Certificate”) (i) certifying that (x) a Third CVR Payment Event has occurred and (y) the Holders are entitled to receive the applicable CVR Payment Amount and (ii) setting forth the applicable CVR Payment Date, which should be no later than fifteen (15) Business Days after the delivery of the Third CVR Payment Event Certificate.  After the first occurrence of the Third CVR Payment Event, the Holders shall have no future rights to payment with respect to the Third CVR Payment Event.

(e) If Buyer delivers a CVR Payment Event Certificate to the Rights Agent, Buyer shall establish a CVR Payment Date with respect to the applicable CVR Payment Amount that is within fifteen (15) Business Days of the date of the CVR Payment Event Certificate.

(f) In the event that the applicable Outside Date occurs with respect to a CVR Payment Event, then within five (5) Business Days of the Outside Date, the Buyer shall deliver to the Rights Agent a certificate (a “CVR Payment Failure Certificate”), stating that such CVR Payment Event did not occur.

(g) Except as otherwise requested by any Holder, the Rights Agent shall promptly (and in no event later than five Business Days after receipt thereof) send each Holder a copy of the FDA Approval Certificate or any CVR Payment Event Certificate or CVR Payment Failure Certificate at its address as reflected in the CVR Register as of the date the Rights Agent received such CVR Payment Event Certificate or CVR Payment Failure Certificate.

(h) If the applicable Outside Date occurs, within 45 calendar days after the distribution by the Rights Agent of a CVR Payment Failure Certificate (the “Outside Date Objection Period”), upon demand by any Holder or Holders of at least 20% in the aggregate of outstanding CVRs, the Rights Agent shall deliver a written notice to the Buyer, which shall be prepared by such Holder or Holders, (i) specifying that such Holder or Holders object to the determination of the Buyer that the applicable CVR Payment Event did not occur and (ii) stating the reason upon which such Holder or Holders have determined that such CVR Payment Event has occurred on or prior to the Outside Date (“Outside Date Notice of Objection”).  Any dispute arising from an Outside Date Notice of Objection shall be resolved in accordance with the procedure set forth in Section 7.12, which decision shall be binding on the parties hereto and all of the Holders.

(i) If an Outside Date Notice of Objection has not been delivered to the Buyer within the Objection Period corresponding to the applicable CVR Payment Failure Certificate, then the Holders shall have no right to receive the applicable CVR Payment Amount, and the Buyer and the Rights Agent shall have no further obligation with respect to such CVR Payment Amount.

(j) If the applicable Outside Date has not occurred, upon demand by any Holder or Holders of at least 20% in the aggregate of outstanding CVRs, the Rights Agent shall deliver a written notice to the Buyer, which shall be prepared by such Holder or Holders, (i) specifying that such Holder or Holders object to the Buyer’s failure to deliver a CVR Payment Event Certificate and (ii) stating the reason why such Holder or Holders believe that such CVR Payment Event has occurred on or prior to the Outside Date (“Payment Event Notice of Objection”).  Any dispute arising from a Payment

Event Notice of Objection shall be resolved in accordance with the procedure set forth in Section 7.12, which decision shall be binding on the parties hereto and the Holders.

(k) At least five (5) Business Days prior to a CVR Payment Date, the Buyer shall cause the applicable aggregate CVR Payment Amount with respect to all Holders to be delivered to the Rights Agent, who will in turn, on such CVR Payment Date, pay the applicable CVR Payment Amount to each of the Holders (the amount to which each Holder is entitled to receive will be based on the number of CVRs held by such Holder as reflected on the CVR Register) (i) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the last Business Day prior to such CVR Payment Date, or, (ii) with respect to Holders who have provided the Rights Agent with wire transfer instructions in writing, by wire transfer of immediately available funds to such account.

(l) The Buyer shall be entitled to deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign tax law. To the extent that amounts are withheld and paid over to or deposited with the relevant governmental entity pursuant to Section 2.04(l) and Section 2.04(m), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(m) The Rights Agent shall comply with all applicable U.S., state, local and foreign tax laws, including through the withholding and remitting of amounts otherwise to be paid by it to Holders of CVRs and through compliance with any applicable information reporting requirements.

(n) The Buyer shall promptly furnish to the Rights Agent all information and documentation in connection with this Agreement and the CVRs that the Rights Agent or any Holder or Holders of at least 20% in the aggregate of the outstanding CVRs may reasonably request in connection with the determination of whether a CVR Payment Event has occurred. The Rights Agent shall forward any information and documentation it receives to the Holders who request such information.

Section 2.05. No Voting, Dividends Or Interest; No Equity Or Ownership Interest In the Buyer.  (a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in the Buyer or in any constituent company to the Offer.

Section 2.06. Ability To Abandon The CVR.  The Holder of a CVR may at any time at its option abandon all of its remaining rights in the CVR by transferring the CVR to the Buyer or any of its affiliates or designees without consideration therefor.  Nothing in this Section 2.06 is intended to prohibit the Buyer from offering to acquire CVRs for consideration.

ARTICLE 3
THE RIGHTS AGENT

Section 3.01. Certain Duties And Responsibilities.  (a) The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

(b) Any Holder or Holders of at least 20% in the aggregate of the outstanding CVRs may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder, including, without limitation, the delivery of any Outside Date Notice of Objection or Payment Event Notice of Objection and negotiation or arbitration pursuant to Section 7.12. The Rights Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve material expense unless the Holders shall furnish the Rights Agent with reasonable security and indemnity for any costs and expenses which may be incurred. All rights of action under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as Rights Agent, and any recovery of judgment shall be for the ratable benefit of all the Holders, as their respective rights or interests may appear.

Section 3.02. Certain Rights of Rights Agent.  The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful misconduct on its part, rely upon an Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) in the event of arbitration, the Rights Agent may engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(f) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises; and

(g) The Buyer agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith or willful or intentional misconduct, provided, however, that Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Buyer to the Rights Agent as fees and charges, but not including reimbursable expenses.

(h) The Buyer agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement, as set forth in Schedule 1 hereto, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes measured by the Rights Agent’s net income). The Rights Agent shall also be entitled to reimbursement from the Buyer for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.  An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by the Buyer, except for postage and mailing expenses, which funds must be received one (1) Business Day prior to the scheduled mailing date. The Buyer agrees to pay to the Rights Agent any amounts, including fees and expenses, payable in favor of the Rights Agent in connection with any dispute, resolution or arbitration arising under or in connection with this Agreement provided, however, that in the event of a resolution in favor of the Buyer any amounts, including fees and expenses, payable in favor of the Rights Agent related to such dispute, resolution or arbitration shall be offset against the CVR Payment Amounts, if any.

Section 3.03. Resignation And Removal; Appointment of Successor.  (a) The Rights Agent may resign at any time by giving written notice thereof to the Buyer specifying a date when such resignation shall take effect, which notice shall be sent at least 30 days prior to the date so specified.

(b) If at any time the Rights Agent shall become incapable of acting, any Holder of a CVR may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Rights Agent and the appointment of a successor Rights Agent.

(c) If the Rights Agent shall resign, be removed or become incapable of acting, the Buyer, by a Board Resolution, shall promptly appoint a qualified successor Rights Agent who may be a Holder and is not an officer of the Buyer. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 3.03(c), become the successor Rights Agent.

(d) The Buyer shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If the Buyer fails to send such notice within fifteen days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of the Buyer.

Section 3.04. Acceptance of Appointment By Successor.

Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Buyer and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; but, on request of the Buyer or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE 4
COVENANTS

Section 4.01. List of Holders.  The Buyer shall furnish or cause to be furnished to the Rights Agent (a) in such form as the Buyer receives from its transfer agent (or other agent performing similar services for the Buyer), the names and addresses of the Holders that tendered shares of Elan Stock in accordance with the terms of the Offer Document, and (b) at such times as the Rights Agent may request in writing, within 5 (five) days after receipt by the Buyer of any such request, a list, in such form as the Buyer receives from its transfer agent (or other agent performing similar services for the Buyer), of the names and the addresses of the Holders as of a date not more than 15 (fifteen) days prior to the time such list is furnished.

Section 4.02. Payment of CVR Payment Amount.  The Buyer shall duly and promptly deliver to the Rights Agent the applicable CVR Payment Amount, if any, in the manner provided for in Section 2.04 and in accordance with the terms of this Agreement.

Section 4.03. Ability To Make Prompt Payment.  Neither the Buyer nor any of its subsidiaries shall enter into any agreement that would restrict the Buyer’s right to be able to promptly make payments to the Holders under this Agreement or otherwise restrict the Buyer’s ability to fund such payments.

ARTICLE 5
AMENDMENTS

Section 5.01. Amendments Without Consent of Holders.  (a) Without the consent of any Holders or the Rights Agent, the Buyer, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) subject to Section 6.01, to evidence the succession of another Person to the Buyer and the assumption by any such successor of the covenants of the Buyer herein; or

(ii) to evidence the termination of the CVR Registrar and the succession of another Person as a successor CVR Registrar and the assumption by any successor of the obligations of the CVR Registrar herein.

(b) Without the consent of any Holders, the Buyer, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of the Buyer such further covenants, restrictions, conditions or provisions as the Board of Directors and the Rights Agent shall consider to be for the protection of the Holders; provided, that in each case, such provisions shall not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions shall not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any other applicable securities legislation, provided that such provisions shall not adversely affect the interests of the Holders; or

(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by the Buyer and the Rights Agent of any amendment pursuant to the provisions of this Section 5.01, the Buyer shall mail a notice thereof by first class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

Section 5.02. Amendments With Consent of Holders.  (a) Subject to Section 5.01 (which amendments pursuant to Section 5.01 may be made without the consent of the Holders), with the consent of the Holders of not less than a simple majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, Buyer, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interest of the Holders.

(a) Promptly after the execution by the Buyer and the Rights Agent of any amendment pursuant to the provisions of this Section 5.02, Buyer shall mail a notice thereof by first class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

Section 5.03. Execution of Amendments.  In executing any amendment permitted by this Article V, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by the Buyer stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.04. Effect of Amendments.  Upon the execution of any amendment under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE 6
MERGER, SALE OR CONVEYANCE

Section 6.01. Company May Merge, Etc. (a) The Buyer shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(i) the Person formed by such consolidation or into which the Buyer is merged or the Person that acquires by conveyance or transfer, or that leases, the  properties and assets of the Buyer substantially as an entirety (the “Surviving Person”) shall expressly assume payment of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of the Buyer to be performed or observed; and

(ii) The Buyer has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article VI and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b) For purposes of this Section 6.01, “convey, transfer or lease its properties and assets substantially as an entirety” shall mean properties and assets contributing in the aggregate at least 70% of the Buyer’s total consolidated revenues as reported in Buyer’s last available periodic financial report (quarterly or annual, as the case may be).

(c) Royalty Pharma Investments and RPI Finance Trust (each, a “RPI Entity”) shall be permitted to assume all obligations and covenants of the Buyer under this Agreement and the CVRs upon the delivery to the Rights Agent of an assumption agreement in customary form reasonably satisfactory to the Rights Agent expressly assuming all of such obligations and covenants.  Upon delivery of such an agreement by a RPI Entity, the Buyer shall have no further obligation hereunder.

Section 6.02. Successor Substituted.

Upon any consolidation of or merger by the Buyer with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.01, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Buyer under this Agreement with the same effect as if the Surviving Person had been named as the Buyer herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Agreement and the CVRs.

ARTICLE 7
OTHER PROVISIONS OF GENERAL APPLICATION

Section 7.01. Notices To Rights Agent and the Buyer.  Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by this Agreement shall be sufficient for every purpose hereunder if in writing and sent by facsimile transmission, delivered personally, or by certified or registered mail (return receipt requested and first-class postage prepaid) or sent by a nationally recognized overnight courier (with proof of service), addressed as follows:

(a) if to the Rights Agent, addressed to it at 161 Bay State Drive, Braintree, MA, facsimile at 781-930-4943, Attention:  Linda Sullivan, or at any other address previously furnished in writing to the Holders and the Buyer by the Rights Agent; or

(b) if to the Buyer, addressed to it at 110 East 59th Street, New York, New York 10022, Attention:  George Lloyd, facsimile at 212-883-2260, or at any other address previously furnished in writing to the Rights Agent and the Holders by the Buyer.

Section 7.02. Notice to Holders.  Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 7.03. Effect of Headings.  The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 7.04. Successors and Assigns.  All covenants and agreements in this Agreement by the Buyer shall bind its successors and assigns, whether so expressed or not.

Section 7.05. Benefits of Agreement.  Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns.

Section 7.06. Governing Law.  This Agreement and the CVRs shall be governed by and construed in accordance with the laws of New York without regards to its rules of conflicts of laws; provided, however, that all provisions regarding the rights, duties and obligations and liabilities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

Section 7.07. Legal Holidays.  In the event that a CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the applicable CVR Payment Date.

Section 7.08. Severability Clause.  In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the court or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

Section 7.09. Counterparts.  This Agreement may be signed in any number of counterparts (which may be effectively delivered by facsimile or other electronic means), each of which shall be deemed to constitute but one and the same instrument.

Section 7.10. Termination.  This Agreement shall be terminated and of no force or effect, and the parties hereto shall have no liability hereunder, upon the earlier to occur of (a) the payment of all potential CVR Payment Amounts required to be paid under the terms of this Agreement and (b) the final determination in accordance with this Agreement, following delivery of the CVR Payment Failure Certificates relating to the First CVR Payment Amount, the Second CVR Payment Amount and the Third CVR Payment Amount, that no CVR Payment Amount is, or can ever be, payable under this Agreement.

Section 7.11. Entire Agreement.  This Agreement and the Offer Document represent the entire understanding of the parties hereto with reference to the transactions and matters contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements hereto made except for the Offer Document. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Offer Document, this Agreement shall govern and be controlling.

Section 7.12. Negotiation; Arbitration.  (a) Prior to any arbitration pursuant to Section 7.12(b), the Buyer, the Rights Agent and any Holder or Holders of at least 5% in the aggregate of the outstanding CVRs shall negotiate in good faith for a period of 30 calendar days to resolve any controversy or claim arising out of or relating to this Agreement, or the breach thereof.

(b) After expiration of the 30 day period contemplated by Section 7.12(a), such controversy or claim, including any claims for breach of this Agreement, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The Buyer, the Rights Agent and any Holder or Holders of at least 20% in the aggregate of the outstanding CVRs may initiate an arbitration for any matter relating to this Agreement. The number of arbitrators shall be three. Within 15 (fifteen) calendar days after the commencement of arbitration, each party shall select one person to act as arbitrator, and the two selected shall select a third arbitrator within 15 (fifteen) calendar days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator, the third arbitrators shall be selected by the American Arbitration Association. The place of the arbitration shall be New York, New York. The arbitrators shall be lawyers or retired judges with experience in the life sciences industry and with mergers and acquisitions. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both parties. Any award payable in favor of the Holder or Rights Agent as a result of arbitration shall be distributed to the Holders on a pro rata basis, based on the number of CVRs held by each Holder.  The Buyer shall pay all fees and expenses incurred in connection with any arbitration, including the costs and expenses billed by the Arbitrator in connection with the performance of its duties described herein; provided, however, that if the arbitrator rules in favor of the Buyer, the Arbitrator’s fees and expenses shall be offset against the CVR Payment Amounts, if any.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

ECHO PHARMA ACQUISITION LIMITED

By:	/s/ George W. Lloyd
	Name:	George W. Lloyd
	Title:	EVP - Investments

THE COLBENT CORPORATION

By:	/s/ Donald Beardsley
	Name:	Donald Beardsley
	Title:	President